                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.4)*


                             MEDIA ARTS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58439c 10 2
           -----------------------------------------------------------
                                 (CUSIP Number)

 Arthur E. Levine                            with a copy to:
 President                                   James W. Loss, Esq.
 Levine Leichtman Capital Partners, Inc.     Riordan & McKinzie
 345 North Maple Drive, Suite 304            695 Town Center Drive, Suite 1500
 Beverly Hills, California  90025            Costa Mesa, California  92626
 (310) 275-5335                              (714) 433-2626
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 January 5, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   58439c 10 2           SCHEDULE 13D    Page   2    of    9      Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          LEVINE LEICHTMAN CAPITAL PARTNERS, L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00 (SEE ITEM 3)
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          CALIFORNIA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     895,700 (SEE ITEM 5)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               895,700 (SEE ITEM 5)
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          895,700 (SEE ITEM 5)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          8.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.   58439c 10 2           SCHEDULE 13D    Page   3    of    9      Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          LLCP CALIFORNIA EQUITY PARTNERS, L.P.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00 (SEE ITEM 3)
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                     [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          CALIFORNIA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     895,700 (SEE ITEM 5)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               895,700 (SEE ITEM 5)
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          895,700 (SEE ITEM 5)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          8.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.   58439c 10 2           SCHEDULE 13D    Page   4    of    9      Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          LEVINE LEICHTMAN CAPITAL PARTNERS, INC.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00 (SEE ITEM 3)
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          CALIFORNIA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     895,700 (SEE ITEM 5)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               895,700 (SEE ITEM 5)
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          895,700 (SEE ITEM 5)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          8.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.   58439c 10 2           SCHEDULE 13D    Page   5    of    9      Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          ARTHUR E. LEVINE
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00 (SEE ITEM 3)
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          UNITED STATES OF AMERICA
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     895,700 (SEE ITEM 5)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               895,700 (SEE ITEM 5)
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          895,700 (SEE ITEM 5)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          8.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.   58439c 10 2                           Page   6    of    9      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          LAUREN B. LEICHTMAN
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00 (SEE ITEM 3)
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     895,700 (SEE ITEM 5)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               895,700 (SEE ITEM 5)
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          895,700 (SEE ITEM 5)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          8.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") relates to the common stock, $.01 par value per share, CUSIP No. 58439c 10 2 (the "Common Stock"), of Media Arts Group, Inc., a Delaware corporation (the "Issuer") and amends the Schedule 13D, dated July 26, 1995 (the "Original Filing"), as amended by Amendment No. 1 to Schedule 13D dated March 12, 1996 ("Amendment No. 1"), as amended by Amendment No. 2 to Schedule 13D dated February 21, 1997 ("Amendment No. 2"), as amended by Amendment No. 3 to Schedule 13D dated October 21, 1997, and is filed pursuant to the Joint Reporting Agreement previously filed as
Exhibit 1 to the Original Filing on behalf of Levine Leichtman Capital Partners, L.P., a California limited partnership ("LLCP"), LLCP California Equity Partners, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("LLCP, Inc."), Arthur E. Levine ("Levine") and Lauren B. Leichtman ("Leichtman", and together with LLCP, the General Partner, LLCP, Inc. and Levine, the "Filing Persons").

        As of October 23, 1997, the Filing Persons beneficially owned an aggregate of 1,018,693 shares of the Common Stock. Between October 24, 1997 and January 6, 1998, LLCP sold an aggregate of 122,993 shares of the Common Stock in a series of open market transactions which resulted in a disposition by the Filing Persons of more than 1% of the Common Stock outstanding reported by the Issuer on its quarterly report on Form 10-Q for the quarter ended September 30, 1997. As of January 6, 1998, the Filing Persons beneficially owned an aggregate of 895,700 shares of the Common Stock (the "Shares").

        Accordingly, pursuant to Rule 13d-2(a), the Filing Persons hereby amend Amendment No. 3 as follows:

Item 5.        Interest in Securities of The Issuer.

        (a) Based on the number of outstanding shares of the Common Stock reported by the Issuer on its quarterly report on Form 10-Q for the quarter ended September 30, 1997, the Shares represent approximately 8.1% of the outstanding Common Stock (including the Shares as computed in accordance with Rule 13d-3(d)(1)). As of the date hereof, each of the Filing Persons may be deemed to be the beneficial owner of the Shares within the meaning of Rule 13d-3.

        (b) By virtue of being the sole general partner of LLCP, the General Partner may be deemed to have shared voting and dispositive power with LLCP with respect to the Shares, which are directly owned by LLCP. LLCP, Inc. may be deemed to have shared voting and dispositive power with the General Partner and LLCP with respect to the Shares by virtue of being the sole general partner of the General Partner. Levine and Leichtman may be deemed to have shared voting and dispositive power with LLCP, the General Partner and LLCP, Inc. with respect to the Shares by virtue of being the sole executive officers, directors and shareholders of LLCP, Inc.

        (c) Between October 24, 1997 and January 6, 1998, LLCP sold an aggregate of 122,993 shares of the Common Stock in a series of open market transactions, which resulted in a disposition by the Filing Persons of more than 1% of the Common Stock outstanding reported by the Issuer on its quarterly report on Form 10-Q for the quarter ended September 30, 1997. As required to be disclosed by
Item 5(c) of the Instructions to Schedule 13D, the following is a complete list of the sales of the Common Stock made by LLCP within the last 60 days. Each of the sales was conducted in an open market transaction.



--------------------------------------------------------------------------------
                                  Page 7 of 9



        Date                   No. of Shares Sold         Sale Price
        ----                   ------------------         ----------
        11/10/97                     20,000                 $10.63
        12/24/97                      6,300                 $14.75
        12/24/97                      1,000                 $14.88
        12/24/97                      6,000                 $14.94
        12/24/97                      4,000                 $15.00
        12/24/97                      8,000                 $15.06
        12/24/97                      6,000                 $15.13
        12/29/97                      2,000                 $15.06
        12/29/97                      5,000                 $15.13
        12/29/97                      1,000                 $15.19
        1/5/98                        6,000                 $15.38
        1/5/98                        4,000                 $15.50
        1/5/98                       10,000                 $15.63
        1/5/98                       20,000                 $15.81
        1/6/98                        5,000                 $15.81

        No other transactions by any of the Filing Persons with respect to the Common Stock were effected during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         January 7, 1998

                   LEVINE LEICHTMAN CAPITAL PARTNERS, L.P., a California limited partnership

                   By:    LLCP California Equity Partners, L.P.,
                   Its:   General Partner

                          By:    Levine Leichtman Capital Partners, Inc.,
                          Its:   General Partner


                          By: /s/ Arthur E. Levine
                             -------------------------------------
                             Arthur E. Levine, President


                   LLCP CALIFORNIA EQUITY PARTNERS, L.P.,
                   a California limited partnership

                   By:    Levine Leichtman Capital Partners, Inc.
                   Its:   General Partner


                          By: /s/ Arthur E. Levine
                             -------------------------------------
                             Arthur E. Levine, President

                   LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation


                   By: /s/ Arthur E. Levine
                       -------------------------------------
                       Arthur E. Levine, President


                       /s/ Arthur E. Levine
                       -------------------------------------
                       ARTHUR E. LEVINE


                       /s/ Lauren B. Leichtman
                       -------------------------------------
                       LAUREN B. LEICHTMAN


                                   Page 9 of 9